Filed by FS Specialty Lending Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: New FS Specialty Lending Fund

File No. of Registration Statement: 333-286859

FS Specialty Lending Fund

Listing prep investor email template

Copy and paste the information below into an email to send to your clients. Update with your client’s name and your email signature before sending.

Dear {Client},

On April 22, 2025, FS Specialty Lending Fund (formerly FS Energy & Power Fund) announced that its board of trustees approved a plan to prepare for the listing of its common shares on the New York Stock Exchange before the end of Q4 2025. In advance of the intended listing, the Fund conducted a 6-1 reverse share split on May 15, 2025.

The next step in the process is the shareholder proxy, which is scheduled to kick off in late June. The proposals you are being asked to vote on relate to converting the fund to a closed-end fund through a reorganization. Additional information is available on FSproxy.com as well as the resources below.

Please let me know if you have any additional questions at this time.

•	FSproxy.com

•	FAQ

•	Listing overview presentation

•	Listing overview video

Best,

{Advisor}

Cautionary statement forward-looking statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of the Fund, the transition in investment policy, anticipated distribution rates, portfolio rotation, borrowings and liquidity events. Words such as “intends,” “will,” “expects,” and “may” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, geo-political risks, risks associated with possible disruption to the Fund’s operations or the economy generally due to hostilities, terrorism, natural disasters or pandemics such as COVID-19, future changes in laws or regulations and conditions in the Fund’s operating area, unexpected costs, the ability of the Fund to (i) transition to a diversified credit strategy within anticipated timeframes or at all, (ii) pay the targeted distributions, (iii) obtain the applied-for exemptive relief, (iv) obtain leverage on terms satisfactory to the Fund and (v) achieve a liquidity event, and such other factors that are disclosed in the Fund’s filings with the Securities and Exchange Commission (the “SEC”). The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Fund undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with shareholder proposals referenced herein, on April 30, 2025, the Fund and the successor fund filed with the Securities and Exchange Commission (“SEC”) solicitation materials in the form of a joint proxy statement/prospectus that will be included in a registration statement on Form N-14. The registration statement may be amended or withdrawn and the proxy statement and/or joint proxy statement/prospectus will not be distributed to shareholders unless and until the registration statement is declared effective by the SEC. Investors are urged to read the proxy statement/prospectus and any other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about the reorganization, the shareholder proposals, the Fund and the successor fund. After they are filed, free copies of the proxy statement/prospectus and other documents will be available on the SEC’s web site at www.sec.gov or at www.fsproxy.com.

IMPORTANT INFORMATION

The Fund, its trustees and certain of its officers may be considered to be participants in the solicitation of proxies from shareholders in connection with the matters described herein. Information regarding the identity of potential participants, and their direct or indirect interests in the Fund, by security holdings or otherwise, are set forth in the proxy statement and any other materials filed with the

FS Specialty Lending Fund

Listing prep investor email template

SEC in connection with the Fund’s 2024 annual meeting of shareholders. Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus relating to the matters described herein when it is available. Shareholders are able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Fund with the SEC for no charge at the SEC’s website at www.sec.gov. Copies are available at no charge at the Fund’s website at www.fsproxy.com.

An investment in FS Specialty Lending Fund involves a high degree of risk and may be considered speculative. Investors are advised to consider the investment objectives, risks, charges and expenses of FS Specialty Lending Fund carefully. Investors should read and carefully consider all information found in FS Specialty Lending Fund’s reports filed with the U.S. Securities and Exchange Commission. FSSL closed to new investors in November 2016.

On September 29, 2023, FS Energy & Power Fund was renamed FS Specialty Lending Fund as a part of a plan to transition the Fund’s investment strategy from investing primarily in private U.S. energy and power companies to a diversified credit strategy investing in private and public credit in a broader set of industries, sectors and subsectors.